

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

Via Facsimile
Prashant Ranade
Chief Executive Officer, President and Director
Syntel, Inc.
525 E. Big Beaver Road, Suite 300
Troy, MI 48083

> **Re:** **Syntel, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011**
> **File No. 000-22903**

Dear Mr. Ranade:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Part II

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1. We note your disclosure elsewhere discusses possible trends that could materially impact your results of operations though these trends do not appear to be fully addressed in MD&A. For instance, we note your discussion of an upward trend in labor costs in India. Given that nearly four-fifths of your billable workforce is comprised of employees in India, and that you view your increased billable workforce as the primary factor contributing to the 27% increase in your revenues in 2010, this would appear to be trend information that should be discussed in MD&A. In this regard, we note that your

discussion regarding the primary factors associated with cost increases in each of your four segments identified increases in headcount and salary increments. To the extent "salary increments" refer to mandatory wage increases, as opposed to raises in salary as determined by management, the disclosure is unclear. As another example, it appears that the increase in income tax rate expected to take effect in 2011 is known trend information the impact of which, if material, should be discussed in MD&A. Please tell us what consideration was given to discussing and quantifying these or other known trends either in the MD&A overview or elsewhere in MD&A.

Income Tax Matters, page 33

2.   We note from your risk factor disclosures that if you were to repatriate all undistributed repatriable earnings of your foreign subsidiaries you would incur taxes of approximately $171 million. Your footnote disclosure indicates that at least some portion of your cash, cash equivalents and short-term investments are held in countries outside of the U.S., primarily India. Please tell us the amounts of each held outside of the U.S. and what consideration you have given to disclosing these amounts within your discussion of liquidity. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Results of Operations

Comparison of Years Ended December 31, 2010 and 2009

KPO Revenues, page 29

3.   We note that on June 1, 2010, by letter agreement, a joint venture between you and an affiliate of State Street Bank was completed. Your disclosure also indicates that the reduction in KPO fees reduced revenue in the year ended December 31, 2010. Tell us the nature and amounts of the eight credits to be paid in installments from June 2010 to March 2012 and what consideration you gave to disclosing such amounts.

Part III

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 28, 2011)

Determining Executive Compensation, page 9

4.   We note your statement that the Compensation Committee uses Market Data, defined by you as "publicly available data, peer group analysis, consultant information and other data" in determining executive compensation. Yet, you do not identify the companies comprising the peer group whose compensation practices you considered nor indicate how your compensation practices compared to those of the peer group. Additionally, when utilizing peer group data, you should indicate how you used the market compensation information, even if no formula is used. In your response letter and with a view towards disclosure, please identify the data used by your Compensation Committee, including survey components, component companies, and the elements of compensation

considered. Explain further your reference to "other data."

5.   Please tell us whether you used more than one compensation consultant in determining executive compensation for fiscal year 2010 and, if so, identify each consultant and disclose the scope of the work performed by each.

6.   We note that the grant size of long-term incentive plan compensation was determined based on input from the 2010 Chief Executive Officer and President. Please clarify whether and to what extent the Chief Executive Officer has a role in determining his own compensation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

7.   You state that overall compensation packages are targeted to be competitive in the markets in which you compete. In your response letter and with a view towards disclosure, expand your discussion to define the markets to which you refer. Further, expand your discussion to clarify your reference to local market conditions and how this differs from Market Data.

8.   We note that the Compensation Committee on occasion makes exceptions to payment in strict accordance with achievement of goals based on unusual or extraordinary circumstances. Please clarify whether the Committee in fact exercised discretion in awarding compensation to any named executive officer (NEO) with respect to any element of compensation for fiscal year 2010. Refer to Item 402(b)(2)(vi) and (ix) of Regulation S-K.

Base Salary, page 9

9.   Your discussion of base salary does not indicate how you determined the base salaries for the NEOs other than Mr. Desai. Your disclosure regarding base salaries on page 10 provides little insight into how you determined Mr. Ranade's salary at the particular amount disclosed or why the other salaries, except for Mr. Murugesh, were increased. In addition, we note minimal discussion and analysis of the effect of individual performance despite disclosure suggesting it is a significant factor considered by your Compensation Committee. Although your disclosures on pages 10 and 11 make brief reference to individual objectives in setting short term incentive compensation, it is unclear whether these objectives apply in setting base salaries. In your response letter, please provide us on an individualized basis with an expanded discussion of the qualitative elements of individual performance taken into account in setting base salaries. Your response should specify the individual goals for each NEO. In responding to this comment, please also refer to comment 9 in our prior letter to you dated August 25, 2009.

STIP, page 10

10.   Please provide expanded disclosure explaining how the Compensation Committee established the initial target amounts to be awarded to each of the NEOs who received a short-term incentive award. While you disclose that the actual amounts awarded were based on a multiple of the target cash award, you do not discuss how the committee arrived at the initial target cash amount for each NEO. With a view toward providing

expanded disclosure in future filings, please tell us on an individualized basis how the Compensation Committee determined the target amounts upon which the actual awards were based. In addition, to facilitate understanding, consider using a tabular or similar format in future filings to disclose the various scenarios under which grants may be made under the plan.

11.   It appears that the amounts awarded under this plan in 2010 constituted a significant increase over amounts awarded in 2009. Please tell us whether the amounts granted under the plan in 2010 were based on terms materially different than those extant in 2009. To the extent material changes were made under the plan, you should include a discussion of the changes and the reasons for such changes.

12.   It does not appear that you have discussed any individual objectives for Mr. Ranade though you disclose on page 10 that the board set performance goals for him. Please tell us, and disclose in future filings, what the performance goals for Mr. Ranade were and how his performance was assessed. Moreover, it appears that you should expand your brief references to individual objectives for other NEOs to better describe all of the material elements of individual performance and/or contribution that were taken into account in making incentive awards. For instance, please explain what "Lean initiatives" refers to and consider explaining how objectives such as delivery excellence were assessed. Refer to Item 402(b)(2)(vii) of Regulation S-K.

13.   Please explain how you define "improved contribution of the Business Unit."

14.   Please tell us, and disclose in future filings, whether awards may be granted under the short-term incentive plan if none of the targets are achieved or the targets are nearly achieved, for example, at the 90% level. If awards may be granted in such circumstances, tell us whether there is a minimum amount that could be awarded in such event. If there is a minimum threshold amount that may be awarded under the plan, please revise the grants of plan-based awards to reflect this.

LTIP, page 11

15.   It does not appear that you have provided an individualized analysis of how the Compensation Committee made compensation awards under your long-term incentive plan. While we note your brief, generalized discussions regarding policies relating to long-term equity compensation here and on page 9, your disclosure should be expanded significantly to provide substantive analysis and insight into how the Committee determined the actual award amounts for each NEO. With a view towards providing expanded disclosure in future filings, please tell us on an individualized basis how the Compensation Committee determined the specific equity awards made to your NEOs in fiscal 2010.   Refer to Item 402(b)(2)(vi) of Regulation S-K.

Part IV

Signatures, page 45

16. Your Form 10-K must be signed by your controller or principal accounting officer, in addition to your principal executive officer and principal financial officer. See General Instruction D(2)(a) to Form 10-K. Please tell us whether the Form 10-K includes the signature of the person acting in the capacity of controller or principal accounting officer. In addition, please confirm that in future filings you will identify on the signature page the person signing in the capacity of controller or principal accounting officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen G. Krikorian
Accounting Branch Chief